REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.   A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

C O N T E N T S

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SEC FILE NUMBER
8-66748

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2025 _____ AND ENDING _____ December 31, 2025 _____

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D.NO.

140   LAKESIDE   AVENUE

SEATTLE   WA   98122

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF FEINGLAS   (206) 686-6661

                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry   Bekaert,   LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., STE 700   Denver,   CO   80237

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)   **Potential persons who are to respond to the collection**

of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JEFF FEINGLAS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____REEF RESOURCES, LLC___, as of _____DECEMBER 31, 2025, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
_____
_____

Notary Public State of Washington
EWA STEPPER
NO. 25019470
MY COMMISSION EXPIRES
MAY 28, 2029

_____
Signature

_____Financial & Operations_
Principal_____
                    Title

Ewa Stepper
Notary Public

This report ** contains (check all applicable boxes):

☒ (a)   Facing Page.
☒ (b)   Statement of Financial Condition.
☒ (c)   Statement of Income (Loss).
☒ (d)   Statement of Changes in Financial Condition.   (CASH FLOWS)
☒ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (NOT APPLICABLE)
☒ (g)   Computation of Net Capital.
☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   (NOT APPLICABLE)
☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
☐ (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
            Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
            respect to methods of consolidation.   (NOT APPLICABLE)
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.   (NOT APPLICABLE)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the
            date of the previous audit.   (NOT APPLICABLE)

*   RESERVE REQUIREMENT IS NOT APPLICABLE

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

☒ (o) Exemption Report Requited by Rule 17a-5



Report of Independent Registered Public Accounting Firm

To the Member
Reef Resources, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Reef Resources, LLC (the "Company") as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as Reef Resources, LLC's auditor since 2025.

Denver, Colorado
February 10, 2026

cbh.com

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS	
Cash	$ 9,116
Prepaid expenses	5,121
Total Assets	$ 14,237

LIABILITIES	
Accounts Payable	$0
Total Liabilities	0

MEMBER'S EQUITY	
Member's equity	$14,237
Total Liabilities and Member's Equity	$ 14,237

The accompanying notes are an integral part of this statement.

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2025

Revenue	
Fee income	$0
Expenses	
Regulatory fees	6,791
Professional fees	10,500
Insurance	620
Miscellaneous expenses	25
Rebate of Prior Year Expenses	(188)
Total Expenses	(17,748)
Net Loss	$(17,748)

The accompanying notes are an integral part of this statement.

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

Balance, December 31, 2024	$14,534
Net Loss	(17,748)
Member Contributions	17,451
Balance, December 31, 2025	$14,237

The accompanying notes are an integral part of this statement.

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Cash Flows from Operating Activities	
Net Loss	$(17,748)
Adjustments to reconcile net loss to net cash flows used in operating activities	
Change in prepaid expenses	430
Net cash flows used in operating activities	$(17,318)
Cash Flow from Financing Activity	
Member Contributions	17,451
Net increase in cash	133
Cash, beginning of year	8,983
Cash, end of year	9,116

The accompanying notes are an integral part of this statement.

Note 1.   Organization and Significant Accounting Policies

Organization

Reef Resources LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.   The Company's offices are located in Seattle, Washington.   The Company locates investors for other companies and refers customers to other companies.   The Company has claimed an exemption from Securities Exchange Act of 1934 Rule 15c3-3 by meeting the exemptive provisions of Footnote 74 during the year ended December 31, 2025.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

The Company's financial statements have been prepared on a going concern basis.   The Company has not generated revenue in the previous 2 years and has suffered recurring losses from operations which raises substantial doubt in the Company's ability to continue as a going concern.   Management has evaluated the significance of these conditions in relation to the Company's ability to meet its obligations as they become due.   However in February 2026, the Company received a written commitment of financial support from the Company's owner to provide sufficient funding to meet the Company's obligations as they become due for at least one year from the date the financial statements are issued.   Based on this explicit support, management believes the substantial doubt about the Company's ability to continue as a going concern has been alleviated.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period.   Actual results could differ from the estimates that were used.

Revenue Recognition

The Company enters into arrangements with investment fund managers to introduce potential investors to the manager.   To the extent the referred investor becomes an investor in the fund, the Company is entitled to receive fees from the manager based on the management and performance fees received by the manager for so long as the referred client maintains an investment in the manager's fund.   The Company recognizes income from these arrangements in the quarter with respect to which the management and performance fees are earned by the fund manager at which point it becomes probable that significant reversal of the revenue recognized will not occur.   The Company believes that its performance obligation under these arrangements is satisfied on the date the investor actually invests in the referred fund.   The Company has no further obligations to the manager or the investor once the investment in the fund is made by the referred investor.

Receivables from contracts with customers are recognized in Accounts Receivable in the statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.   Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from referral services. The Company provides an allowance for doubtful accounts based on an evaluation of customer past due account balances. When an account is deemed uncollectible, it is generally written off against the allowance. In determining whether to

Revenue Recognition (concluded)

record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. As of December 31, 2025, the Company has determined that no allowance for doubtful accounts is necessary.

The Company has no incremental costs to obtain or fulfill contracts.

Cash

Cash includes cash in banks.   On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owner.   The Company does not file federal tax returns at the Company level as it is owned by a single member.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

Segment Reporting

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, which was February 10, 2026.

Note 2.   Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses.   In accordance with the terms of the agreement and due to limited activity in 2025, there were no charges to the Company in 2025.

Note 2.   Related Party Transactions (concluded)

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed.   The Company did not owe the member owner any amounts under this arrangement at December 31, 2025.

Note 3.   Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2025.

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2025, the required minimum net capital was $5,000.   The Company had computed net capital of $9,116 at December 31, 2025, which was in excess of the required net capital level by $4,116.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.   There were no material differences to the filed Focus reports.

SUPPLEMENTAL INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2025

COMPUTATION OF NET CAPITAL

Member's equity	$14,237
Deductions	
Prepaid expenses	(5,121)
Net capital	9,116
Minimum net capital	5,000
Excess net capital	$4,116

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$5,000
Percentage of aggregate indebtedness to net capital	0%
Ratio of aggregate indebtedness to net capital	0.00 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Footnote 74 of Rule 15c3-3.

There were no material differences between the above computation and the Company's corresponding unaudited form X-17A-5 Part II filing as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.


Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
Reef Resources, LLC

We have reviewed management's statements, included in the accompanying exemption report regarding compliance with Footnote 74 of SEC Release 34-70073 in which (1) Reef Resources, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Cherry Bekaert LLP

Denver, Colorado
February 10, 2026



Reef Resources LLC's
Exemption Report – 2025

Reef Resources LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under 17 C.F.R. Section 240.15c3-3 and in reliance on Footnote 74 of Release 34-70073 regarding adopting amendments to 17 C.F.R. Section 240.17a-5; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F. R. Section 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) Placement Agent for the private placement of securities (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined in 17 C.F.R. Section 240.15c3-3.

The Company met the conditions of footnote 74 throughout the year ending December 31, 2025 without exception.

I, Jeffrey K. Feinglas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
By: Jeffrey K. Feinglas, Chief Compliance Officer

_____2/5/2026_____
Date